Exhibit G-1

REVISED FORM OF PUBLIC NOTICE
Cinergy Corp.  70-9439

Notice of Proposal to Issue Shares under Director Retirement Plans; Order Authorizing Proxy Solicitation

     Cinergy Corp., a registered holding company ("Cinergy"), at 139
East Fourth Street, Cincinnati, Ohio 45202, has filed a declaration under sections 6(a), 7 and 12(e) of the Act and rules 42, 54, 62 and 65 thereunder.

     Cinergy seeks approvals with respect to issuing shares of its common stock, $0.01 par value per share ("Common Stock"), and soliciting proxies from the holders of outstanding shares thereof, in connection with an amended and restated retirement plan and a new compensation plan for non-employee directors of Cinergy and/or certain of its subsidiaries.

     Cinergy has in effect a Retirement Plan for Directors ("Retirement Plan") under which non-employee members of the boards of directors of Cinergy, its two principal public utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electricity utility ("PSI"), and its service company subsidiary, Cinergy Services, Inc. ("Services"), have accrued benefits based upon years of service payable at retirement in cash. In December 1998, subject to Commission and shareholder approvals, the board of directors of Cinergy ("Board") (1) amended and restated the Retirement Plan ("Amended Retirement Plan"), effective January 1, 1999, to eliminate all future benefit accruals and to provide for conversion of accrued benefits, at the election of each participating director, to shares of Common Stock, and (2) adopted effective January 1, 1999 a new compensation plan for non-employee directors, the Cinergy Corp. Directors' Equity Compensation Plan ("Directors' Equity Plan" and, together with the Amended Retirement Plan, "Plans"), intended to supersede the Retirement Plan on a going forward basis, under which annual awards of deferred hypothetical units of Common Stock will ultimately be paid entirely in shares of Common Stock (except under certain circumstances), when a director ceases to be a director.

     The original Retirement Plan is an unfunded retirement plan for non-employee directors of Cinergy, CG&E, PSI and Services, under whose terms non-employee directors with five or more years of service have been entitled to receive annual retirement compensation in an amount equal to the annual board retainer fee in effect at the time of termination of service as a director, plus the product of the fee paid for attendance at a board meeting multiplied by five, with the compensation paid for as many years as the person served as a director.

     With respect to the Amended Retirement Plan, non-employee directors with five or more years of service on the board of directors of Cinergy, CG&E, PSI or Services prior to December 31, 1998, as well as all non-employee directors serving on one or more of those boards as of December 31, 1998 regardless of years of service, are eligible to participate. The total number of participants is 24, of which 14 are current directors and 10 are former directors.

     The Amended Retirement Plan provides for three categories of retirement benefits:


     Category 1 - each participant who retires as a director, or dies while serving as a director, after January 1, 1999 and who has elected to be included in this category will have his or her "Accrued Benefit" converted to units (each, a "Deferred Unit") representing shares of Common Stock (based on the closing market price per share of the Common Stock on December 31, 1998 - $34.375).

     Category 2 - each participant who retires as a director, or dies while serving as a director, after January 1, 1999 and who has elected to be included in this category will receive an annual cash payment equal to the fees in effect on December 31, 1998.

     Category 3 - each participant who retires as a director prior to January 1, 1999 (i.e., a former director already in "pay" status) will receive an annual cash payment equal to the fees in effect on the date preceding his or her retirement as a director.

     "Fees" have the same meaning under the Amended Retirement Plan as under the original Retirement Plan, i.e., the annual board of directors retainer fee plus five times the meeting fee./1/ "Accrued Benefit" means a participant's total benefit entitlement as of December 31, 1998 reduced to a present value.

     In addition to the initial number of Deferred Units credited to a Category 1 participant's account (a "Unit Account"), the Unit Account will be credited with additional Deferred Units equal in value to the cash dividends which would have been paid on the number of shares represented by Deferred Units in the Unit Account on any dividend payment date. Unit Accounts will also be proportionately adjusted for any stock split, stock dividend, combination or exchange of shares or similar change affecting the Common Stock. Unit Accounts will be paid out in shares of Common Stock, with each credited unit being equal to one share of Common Stock.

     Generally, whether paid in cash or stock, benefit payments under the Amended Retirement Plan will begin in February following the later of
(a) the date a participant ceases to be a director or (b) the participant's attainment of age 55. Category 1 participants may choose to have benefits paid either in a lump sum or in annual installments over a period of two to ten years. A Category 2 participant will receive benefits for a term equal to the number of full years of service completed as of December 31, 1998. Each Category 3 participant will receive benefits for a term equal to the number of full years for which he or she served as a non-employee director. Payments under the Amended Retirement Plan will continue to a participant's beneficiary after the participant's death.

     With respect to the Directors' Equity Plan, each non-employee director of Cinergy, on January 1 of any year, commencing January 1, 1999, and each person who after January 1, 1999 is elected or appointed for the first time to be a non-employee director of Cinergy during the course of any year, is eligible to receive an award under the Directors' Equity Plan for that year. All current non-employee directors of Cinergy are eligible to participate in the Directors' Equity Plan. The ultimate number of participants will depend on the number of non-employee directors of Cinergy over the life of the Plan, which has no set expiration date.

     Commencing December 31, 1999, and on each following December 31, each eligible non-employee director during the just-completed year will be granted a "Stock Award" or a "Cash Award," as determined by the Board in its discretion. A Stock Award will consist of 450 units ("Units"), with each Unit representing one share of Common Stock. Any Cash Award will be an amount in cash equal to the market value of 450 shares of Common Stock on the date of grant. Awards to directors who retire from the Board during the course of a year will be prorated based upon their lengths of service during the year. Cinergy anticipates that, except under certain circumstances, all awards under the Plan will be Stock Awards.

     Stock Awards and any Cash Awards under the Directors' Equity Plan will be credited to individual bookkeeping accounts ("Accounts") maintained for each participant. A director's Account will be credited with additional full and fractional Units equal in value to the cash dividends which would have been paid on the number of shares represented by Units in the Account on any dividend payment date. Accounts also will be proportionately adjusted for any stock split, stock dividend, combination or exchange of shares or similar change affecting the Common Stock. Any cash amounts in an Account will be credited with interest at the rate quoted for a one year $100,000 certificate of deposit. The Board has discretion at any time to convert Cash Awards and accrued interest in a director's Account to Units by dividing the amount of cash credited to the Account by the market value of the Common Stock on the conversion date.

     All whole Units in a director's Account will be distributed in the form of shares of Common Stock (with cash paid in lieu of fractional shares). Unless converted to Units, any cash in an Account will be paid out in cash. A director may elect to have his or her Account paid out in a single lump sum or in annual installments over a period of two to ten years. In either case, payment will be made, or begin, on the first business day of the calendar year following the date of the director's retirement from Cinergy's Board. Upon the death of a Plan participant, any amounts remaining in his or her Account will be paid in a lump sum, within 90 days, to the participant's designated beneficiary or estate.

     Certain provisions of the Plans are identical or substantially similar. For example, both Plans will be administered by the Board. In addition to having the right to interpret and otherwise regulate each Plan, the Board is specifically authorized to reverse any action thereunder which would adversely affect the ability of Cinergy to use pooling of interests accounting in a merger or other corporate transaction; in that event, the Board is authorized to provide appropriate cash or other substitute compensation.

     Likewise, although the Directors' Equity Plan is intended to be of indefinite duration, the Board may amend or terminate either Plan at any time. The foregoing notwithstanding, with respect to the Amended Retirement Plan, no termination or amendment may deprive any participant (or beneficiary) of any benefits accrued under the Plan prior to the termination or amendment without his or her consent, and with respect to the Directors' Equity Plan, no termination or amendment may adversely affect the balance in a director's Account or permit payment of a director's Account balance prior to the date specified by the director or provided for in the Plan.

     Shares of Common Stock distributed under the Plans may be newly issued or treasury shares or shares purchased on the open market, in private transactions or otherwise, as determined in the Board's discretion. Cinergy requests authority to issue up to 250,000 shares of Cinergy Services under the Plans from time to time through December 31, 2004.

     Cinergy proposes to submit the Plans to the holders of its outstanding shares of Common Stock for action at the annual meeting of Cinergy's shareholders scheduled to take place on April 21, 1999 ("Annual Meeting"), and in connection therewith to solicit proxies. Assuming the presence of a quorum, approval of the Plans requires the affirmative vote of the holders of not less than a majority of the shares of Common Stock present at the Annual Meeting in person or by proxy and entitled to vote on the Plans. Cinergy requests that the effectiveness of its declaration with respect to such solicitation of proxies be permitted to become effective forthwith pursuant to rule 62(d).

     It appearing to the Commission that Cinergy's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to rule 62(d):

     IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to rule 62(d) and subject to the terms and conditions prescribed in rule 24 under the Act.
     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                            ENDNOTES

/1/ Currently, non-employee directors of Cinergy, CG&E, PSI and Services receive an annual retainer fee of $30,000 plus a fee of $1,500 for each board meeting attended. Non-employee directors who also serve on one or more standing committees of the board receive an annual retainer fee of $3,000 for each committee membership plus a fee of $1,500 for each committee meeting attended. The fee for any board or committee meeting held via conference call is $750. In consideration of their additional responsibilities and time commitments, non-employee directors serving as chairpersons of board committees receive an additional retainer of $3,000. Directors who are also employees of Cinergy or any of its subsidiaries receive no remuneration for their services as director.